VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES


                       CONSOLIDATED FINANCIAL STATEMENTS


                            AS OF DECEMBER 31, 2003


                                IN U.S. DOLLARS



                                     INDEX
                                     -----


                                                                         Page
                                                                        -------

 Report of Independent Auditors                                          F2-3

 Consolidated Balance Sheets                                               F4

 Consolidated Statements of Operations                                     F5

 Statements of Changes in Shareholders' Equity                             F6

 Consolidated Statements of Cash Flows                                     F7

 Notes to the Consolidated Financial Statements                          F8-30





                     - - - - - - - - - - - - - - - - - - -

[ERNST & YOUNG logo]

                       Kost Forer Gabbay & Kasierer         Phone: 972-3-6232525
                       3 Aminadav St.                       Fax:   972-3-5622555
                       Tel-Aviv 67067, Israel





                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of


                          VOCALTEC COMMUNICATIONS LTD.



       We have audited the accompanying consolidated balance sheet of VocalTec Communications Ltd. ("the Company") and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. Our audit also included the financial statements schedule listed in Item 8A. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


       We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


       In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2003, and the consolidated results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statements schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.






Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
January 29, 2004                               A Member of Ernst & Young Global



                                     - F2 -

                         REPORT OF INDEPENDENT AUDITORS



To the Shareholders of
VocalTec Communications Ltd.:
----------------------------


We have audited the accompanying consolidated balance sheet of VocalTec Communications Ltd. and its subsidiaries ("the Company") as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002. Our audits also included the financial statements schedule listed at Item 8A. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2002, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statements schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.




                                         Luboshitz Kasierer
                         An Affiliate Member of Ernst & Young International


Tel-Aviv, Israel
January 20, 2003


                                     - F3-
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


                                                             VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
===============================================================================================================
U.S. dollars in thousands, except share data

                                                                                         December 31,
                                                                               --------------------------------
                                                                     Note           2003              2002
                                                                  -----------  --------------    --------------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                           3         $ 2,434            $ 10,016
   Restricted cash                                                     4           1,368                   -
   Marketable securities                                               4           8,348               7,720
   Trade receivables, net   (*)                                        5           1,535                 744
   Prepaid expenses and other accounts receivable                      6            872               2,035
   Inventories                                                         7           1,481               4,086
                                                                               --------------    --------------
 Total current assets                                                             16,038              24,601
                                                                               --------------    --------------
 SEVERANCE PAY FUNDS                                                               2,107               1,431
                                                                               --------------    --------------
 EQUIPMENT, NET                                                        8           1,496               2,475
                                                                               --------------    --------------
                                                                                $ 19,641           $ 28,507
                                                                               ==============    ==============
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Trade payables                                                               $  2,423           $  2,814
   Accrued expenses and other liabilities                              9           4,071              5,996
   Deferred revenues                                                               1,505              1,086
                                                                               --------------    --------------
                                                                                   7,999              9,896
                                                                               --------------    --------------
 ACCRUED SEVERANCE PAY                                                             3,104              2,617
                                                                               --------------    --------------
 Total liabilities                                                                11,103             12,513
                                                                               --------------    --------------

 COMMITMENTS AND CONTINGENCIES                                        10

 SHAREHOLDERS' EQUITY:                                                11
   Share capital
     Ordinary shares of NIS 0.01 par value:
       Authorized - 30,000,000 shares as of
         December 31, 2003 and 2002:
         Issued and outstanding: 12,445,299 and
         12,127,058 shares as of December 31,
         2003 and 2002, respectively                                                  37                36
   Additional paid-in capital                                                     97,553            97,015
   Accumulated deficit                                                           (89,052)           (81,057)
                                                                               --------------    --------------

 Total shareholders' equity                                                        8,538             15,994
                                                                               --------------    --------------
                                                                                $ 19,641           $ 28,507
                                                                               ==============    ==============


(*) Includes trade receivables from related parties in the amount of $ 544 and $ 0 as of December 31, 2003 and 2002, respectively.


The accompanying notes are an integral part of the consolidated financial statements.

                                                     - F4 -


                                                                        VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
===========================================================================================================================
U.S. dollars in thousands, except share data


                                                                                        Year ended December 31,
                                                                            -----------------------------------------------
                                                                   Note          2003            2002             2001
                                                                ----------  --------------   -------------    -------------

 Sales (*)                                                          12
   Products                                                                   $   15,677      $   13,517       $   25,491
   Services                                                                        3,009           2,071            1,527
                                                                            --------------   -------------    -------------
                                                                                  18,686          15,588           27,018
                                                                            --------------   -------------    -------------

 Cost of sales                                                      13
   Products                                                                        7,431           5,999            8,936
   Services                                                                        1,292             669              497
                                                                            --------------   -------------    -------------
                                                                                   8,723           6,668            9,433
 Inventory write-off                                                15                 -             870            1,441
                                                                            --------------   -------------    -------------
                                                                                   8,723           7,538           10,874
                                                                            --------------   -------------    -------------
 Gross profit                                                                      9,963           8,050           16,144
                                                                            --------------   -------------    -------------
 Operating expenses
   Research and development, net                                    14             4,132           6,138            7,842
   Marketing and selling                                                          10,344          16,401           23,692
   General and administrative                                                      3,621           4,512            6,420
   Restructuring costs                                              15                 -           2,703            1,753
                                                                            --------------   -------------    -------------

 Total operating expenses                                                         18,097          29,754           39,707
                                                                            --------------   -------------    -------------

 Operating loss                                                                   (8,134)        (21,704)         (23,563)

 Other income, net                                                  16               132          10,220              941
 Financial income, net                                              17                63             409            1,872
                                                                            --------------   -------------    -------------
 Loss from continuing operations before income taxes
   (tax benefit)                                                                  (7,939)        (11,075)         (20,750)

 Tax benefit (income taxes)                                         19              (131)          5,294              292
                                                                            --------------   -------------    -------------

 Loss from continuing operations after income taxes
   (tax benefit)                                                                  (8,070)         (5,781)         (20,458)

 Discontinued operations:                                           18
   Loss from operations of discontinued segment                                        -            (588)          (8,966)
   Gain (loss) on disposal of segment                                                 75          (1,786)          (2,359)
                                                                            --------------   -------------    -------------
 Net loss                                                                     $   (7,995)     $   (8,155)      $  (31,783)
                                                                            ==============   =============    =============

 Basic and diluted net loss per Ordinary share:
   Loss from continuing operations                                            $     (0.66)    $    (0.48)     $     (1.69)
   Gain (loss) from discontinued operations                                          0.01          (0.20)           (0.93)
                                                                            --------------   -------------    -------------
   Net loss                                                                   $     (0.65)    $    (0.68)     $     (2.62)
                                                                            ==============   =============    =============

 Weighted average number of Ordinary shares used in computing
   net loss per share amounts (in thousand) - basic and diluted                    12,248         12,127           12,127
                                                                            ==============   =============    =============


*)   Includes sales to related parties for the years ended December 31, 2003, 2002 and 2001 in the amount of $ 9,780, $ 4,969 and $ 9,367, respectively.


The accompanying notes are an integral part of the consolidated financial statements.


                                                     - F5 -



                                                                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
=================================================================================================================================
U.S. dollars in thousands, except share data

                                                                        Accumulated
                                     Number                Additional      other                        Total          Total
                                       of        Share      paid-in     comprehensive  Accumulated  comprehensive   shareholders'
                                     shares      capital    capital        income        deficit        loss          equity
                                  ------------   -------   ----------   -------------  -----------  -------------   -------------

Balance as of January 1, 2001       12,127,058    $  36     $  96,918     *)    6,535    $ (41,119)                   $   62,370
   Compensation expense
     relating to consultant                  -        -            59              -             -                            59
   Comprehensive loss:
   Net loss                                  -        -             -              -       (31,783)   $  (31,783)        (31,783)
   Unrealized gain from
     available-for-sale
     marketable securities net
     of reclassification
     adjustment(Note 20)                     -        -             -            583             -           583             583
                                  ------------   -------   ----------   -------------  -----------  -------------
   Total comprehensive loss                  -        -             -             -              -    $  (31,200)
                                                                                                    =============   -------------


Balance as of December 31, 2001     12,127,058       36        96,977     *)   7,118       (72,902)                       31,229

   Compensation expense
     relating to consultant                  -        -            38              -             -             -              38
   Comprehensive loss:
   Net loss                                  -        -             -              -        (8,155)   $   (8,155)         (8,155)
   Unrealized loss from
     available for sale
     marketable
     securities and
     reclassification
     adjustment (Note 20)                    -        -             -         (7,118)            -        (7,118)         (7,118)
                                  ------------   -------   ----------   -------------  -----------  -------------
   Total comprehensive loss                                                                          $  (15,273)
                                                                                                    =============   -------------


Balance as of December 31, 2002     12,127,058       36        97,015              -       (81,057)                       15,994

   Issuance of shares upon
     exercise of options               318,241        1           538              -             -                           539
   Comprehensive loss:
   Net loss                                  -        -             -              -        (7,995)  $   (7,995)          (7,995)
                                  ------------   -------   ----------   -------------  -----------  -------------   -------------
   Total comprehensive loss                                                                          $   (7,995)
                                                                                                    ============

Balance as of December 31, 2003     12,445,299    $  37     $  97,553    $         -     $ (89,052)                  $     8,538
                                  ============   =======   ===========  =============  ============                 =============


*)     Net of taxes of $ 4,745 and $ 4,357, as of December 31, 2001 and 2000, respectively.

The accompanying notes are an integral part of the consolidated financial statements.


                                                         - F6 -



                                                                         VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
===========================================================================================================================
U.S. dollars in thousands
                                                                                       Year ended December 31
                                                                         --------------------------------------------------
                                                                              2003              2002              2001
                                                                         --------------    --------------    --------------

 Cash flows from operating activities
   Net loss                                                                $   (7,995)      $    (8,155)      $   (31,783)
   Adjustments required to reconcile net loss to net cash
     used in operating activities:
     Depreciation                                                               1,556             2,189             3,867
     Gain on sale of investment in ITXC                                             -           (10,313)             (941)
     Provision for decline in value of investments in
        private companies                                                           -               256             1,296
     Impairment of equipment                                                        -               367                 -
     Loss (gain) on disposal of segment                                           (75)            1,576             1,758
     Compensation expense relating to consultant                                    -                38                59
     Accrued severance pay, net                                                  (189)              111               618
     Loss on sale of equipment                                                      4                67                 -
     Other                                                                           -                -                30
   Changes in operating assets and liabilities:
     Decrease (increase) in trade receivables, net                               (791)            4,662             2,966
     Decrease in other accounts receivable                                      1,163               467             1,377
     Decrease (increase) in inventories                                         2,605              (478)            1,816
     Decrease in trade payables                                                  (391)           (2,279)           (3,132)
     Decrease in accrued expenses and other liabilities                        (1,720)           (2,018)           (8,302)
     Increase in deferred revenues                                                419             1,045                41
                                                                         --------------    --------------    --------------

 Net cash used in operating activities                                         (5,414)          (12,465)          (30,330)
                                                                         --------------    --------------    --------------

 Cash flows from investing activities
   Investment in bank deposits                                                      -             3,000            29,673
   Investment in restricted cash                                               (1,368)                -                 -
   Purchase of held to maturity marketable securities, net                       (628)           (2,224)           (5,496)
   Proceeds from sale of investment in ITXC                                         -            13,106             1,049
   Investment in private companies                                                  -                 -              (718)
   Purchase of equipment                                                         (713)             (815)           (1,797)
   Proceeds from sale of equipment                                                  2               104                 6
   Loan provided to Surf & Call                                                     -              (550)                -
                                                                         --------------    --------------    --------------

 Net cash provided by (used in) investing activities                           (2,707)           12,621            22,717
                                                                         --------------    --------------    --------------

 Cash flows from financing activities
   Proceeds from options exercised                                                539               -                   -
                                                                         --------------    --------------    --------------

 Net cash provided by financing activities                                        539               -                   -
                                                                         --------------    --------------    --------------

 Increase (decrease) in cash and the cash equivalents                          (7,582)           156               (7,613)
 Cash and cash equivalents at the beginning of the year                        10,016            9,860             17,473
                                                                         --------------    --------------    --------------

 Cash and cash equivalents at the end of the year                          $    2,434       $    10,016       $     9,860
                                                                         ==============    ==============    ==============

 Supplemental cash flows information:
   Cash paid during the year for income taxes                              $      135       $       372       $        45
                                                                         ==============    ==============    ==============

 Non-cash transaction:
   Disposal of equipment upon restructuring accrual                        $      130       $         -       $         -
                                                                         ==============    ==============    ==============


The accompanying notes are an integral part of the consolidated financial statements.

                                                             - F7 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands


NOTE 1:- GENERAL

         VocalTec Communications Ltd. ("VocalTec Ltd.") and its subsidiaries ("the Company"), is a telecom equipment provider offering packet voice solutions for carriers and service providers, credited with innovating and providing packetized telephony solutions since 1995. During 2003, 74% of the Company's revenues were derived from major customers, of which one customer is a related party (see Note 12).

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. ("U.S. GAAP")

         a.   Use of estimates:

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         b.   Financial statements in U.S. dollars:

              Most of the Company's revenues are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

              Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

              The representative rate of exchange between the new Israeli shekel ("NIS") and the U.S. dollar at December 31, 2003 was $ 1.00 - NIS
              4.379 (2002 - NIS 4.737 and 2001 - NIS 4.041).

         c.   Principles of consolidation:

              The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's subsidiaries are VocalTec Communications Inc. (U.S.A.), VocalTec Communications India, VocalTec Communications Japan K.K. (Japan), VocalTec Communications GmbH (Germany), VocalTec Communications Beijing rep. office (China), VocalTec Communications Hong-Kong (Hong-Kong) and VocalTec Communications International B.V. (Netherlands). VocalTec Communications Inc. is a marketing and selling company and all the other subsidiaries are support companies for the marketing and selling activities of the parent company. All intercompany balances and transactions have been eliminated upon consolidation.

                                     - F8 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

         d.   Cash equivalents and restricted cash:

              Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

              Restricted cash is primarily invested in highly liquid deposits, which are used as security for certain liabilities of the Company.

         e.   Marketable securities and other investments:

              Marketable securities:

              The Company accounts for investments in commercial paper, in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities"("SFAS No. 115"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Any decline in value judged to be other than temporary and interest income are included in financial income, net.

              The non-restricted portion of an investment in equity securities of a publicly-traded company that was available-for-sale was recorded at fair market value in accordance with SFAS No. 115. Unrealized gains and losses, net of taxes were included in accumulated other comprehensive income, a separate component of shareholders equity. Realized gains and losses on sales of such investments are included in the statements of operations.

              Other investments:

              Investments in private companies and in securities that are restricted for more than one year in the above mentioned publicly traded company are stated at cost less the write-down for any decline in value which is other than temporary, if applicable. Management recorded an impairment of its investments in private companies, measured by the amount the carrying value exceeded its fair value. The write-down for the decline in the value of these investments was $ 0, $ 256 and $ 1,296 for the years ended December 31, 2003, 2002 and 2001, respectively.

         f.   Inventories:

              Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products. Components cost is determined by the average-cost method. Finished goods are determined based on components and direct manufacturing and assembly costs.


                                     - F9 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands



NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

         g.   Fair value of financial instruments:

              The carrying amount of cash and cash equivalents, restricted cash, marketable securities, trade receivables, net, other accounts receivable, severance pay funds, trade payables and other liabilities are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

         h.    Equipment, net:

              Equipment is stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                   %
                                                        ------------------------

              Computers and related equipment                      33
              Office furniture and equipment                     7 - 25
              Leasehold improvements                       Over the term of the
                                                               lease or the
                                                             life of the asset,
                                                             by the shorter of

              The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. See Note 15 for impairment of equipment recorded under restructuring costs.

         i.   Revenue recognition:

              The Company generates revenues mainly from licensing the rights to use its software products and from providing maintenance and support services for the software sold. The Company's products are sold to end-users and to resellers, both of whom are considered end-users for the purpose of revenue recognition.

              The Company accounts for the sale of its software products in accordance with Statement of Position 97-2, "Software Revenue Recognition," as amended ("SOP No. 97-2"). Revenue earned on software arrangements involving multiple elements is allocated to each element based on the relative fair value of the elements. Fair value is determined based on vendor specific objective evidence (VSOE) of the fair value of the elements. The VSOE of the fair value of the elements is determined based on the price charged for the undelivered element when sold separately.


                                     - F10 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              In addition, the Company has adopted Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, "("SOP 98-9"). SOP 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements.

              Revenues from the sale of software products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and no further obligation exists.

              In contracts for which an acceptance provision is required by the customer, the Company defers revenue (and the related costs) until such acceptance confirmation is obtained. The Company does not grant a right of return to its customers.

              Revenues from maintenance and support services included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

              Arrangements that include consulting, training or installation services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

              When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

              Revenues are deferred when the Company is unable to determine the ability of the customer to honor a commitment to make a fixed or determinable payment.

              Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

         j.   Research and development costs, net:

              Research and development costs, net of grants received, are charged to the statement of operations as incurred. Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

                                     - F11 -

              Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

              Royalty-bearing grants from the Government of Israel and other non royalty-bearing grants received for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

         k.   Income taxes:

              The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

         l.   Share-based compensation:

              The Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Options Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

              The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - transition and disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

              Pro forma information regarding the Company's net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.


                                     - F12 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands, except per share data



NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              The fair value for options granted in 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                             2003           2002          2001
                                          ---------     ---------      ---------

              Dividend yield                 0%             0%             0%
              Expected volatility           144%           130%           68%
              Risk-free interest            1.75%         1.75%          1.75%
              Expected life of up to      2.2 years     2.2 years      2.2 years

              If the compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company's stock-based employee compensation cost, net loss and basic and diluted net loss per share would have changed to the following pro forma amounts:

                                                                             Year ended December 31,
                                                                ----------------------------------------------
                                                                     2003            2002            2001
                                                                -------------   -------------   --------------

              Net loss as reported                               $  (7,995)      $  (8,155)      $  (31,783)

              Deduct: Total share-based compensation expense
                determined under fair value method for all
                awards                                               1,068           1,339            2,299
                                                                -------------   -------------   --------------

              Pro forma net loss                                 $  (9,063)      $  (9,494)      $  (34,082)
                                                                =============   =============   ==============


              Basic and diluted net loss per Ordinary share:
                Loss as reported from continuing operations      $   (0.66)      $   (0.48)      $    (1.69)
                Pro forma loss from continuing operations        $   (0.75)      $   (0.58)      $    (1.88)
                Gain (loss) as reported from discontinued
                  operations                                     $    0.01       $   (0.20)      $    (0.93)
                Pro forma gain (loss) from discontinued
                  operations                                     $    0.01       $   (0.20)      $    (0.93)

                Basic and diluted net loss per share:
                As reported                                      $   (0.65)      $   (0.68)      $    (2.62)
                Pro forma                                        $   (0.74)      $   (0.78)      $    (2.81)

              The Company applies SFAS No. 123 and Emerging Issues Task Force "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18") with respect to options issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options at the date of grant.


                                     - F13 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

         m.   Severance pay:

              The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

              The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these funds and include immaterial profits.

              Severance expense for the years ended December 31, 2003, 2002 and 2001 amounted to approximately $ 791, $ 1,758 and $ 1,338, respectively.

         n.   Concentration of credit risks:

              Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

              Cash and cash equivalents are invested in U.S. dollars with major banks in the United States and in Israel. Management believes that the financial institutions that hold the Company and its subsidiaries investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions.

              The Company's investment in commercial paper is held in high quality securities and financially sound institutions.

              The Company's trade receivables, are generally derived from sales of products and services rendered to large and solid organizations located primarily in Europe, North America, and the Far East. The Company obtains insurance for outstanding trade receivables, performs ongoing credit evaluations of its customers and has not experienced any material losses. For new customers, the Company may require a letter of credit or upfront cash payments. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and a general allowance is provided to cover additional exposures.

              An allowance for doubtful accounts is calculated on both a specific and general basis. The specific allowance is determined based upon the Company's review of all specific accounts, whereby collectibility is doubtful. Expense (income) in respect of the allowance for doubtful accounts was $ (216), $ (517) and $ 698 as of December 31, 2003, 2002 and 2001, respectively.


                                     - F14 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              No off balance sheet concentrations of credit risk exist, such as foreign exchange contracts, options contracts or other foreign hedging instruments.

         o.   Net loss per share:

              Basic net loss per share is calculated based on the weighted average number of shares of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of shares of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, "Earnings Per Share. " ("SFAS No. 128").

              In the years ended December 31, 2003, 2002 and 2001, all outstanding stock options have been excluded from the calculation of the diluted net loss per Ordinary share since such securities were anti-dilutive. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per Ordinary share were 2,143,668, 2,214,873 and 2,069,114 for the years ended December 31, 2003, 2002 and 2001, respectively.

         p.   Reclassification:

              Certain amounts from prior years relating to compensation to consultants in shareholders' equity have been reclassified to conform to current period presentation.


NOTE 3:- CASH AND CASH EQUIVALENTS
                                                         December 31
                                              ---------------------------------
                                                   2003              2002
                                              ---------------  ----------------

              Cash in banks                    $      2,410     $      5,004
              Bank deposits                              24            5,012
                                              ---------------  ----------------
                                               $      2,434     $     10,016
                                              ===============  ================

              *) Bearing an annual average interest rate of 2.0% (2.0% as of December 31, 2002).


NOTE 4:- MARKETABLE SECURITIES AND RESTRICTED CASH

              Commercial paper **)             $  *)  8,348     $      7,720
                                              ===============  ================

              Restricted cash(see Note 2d)     $      1,368     $          -
                                              ===============  ================

              *) Bearing an annual average interest rate of 1.5% (2.2% as of December 31, 2002).

              **) Market value of the commercial paper is $ 8,354 at December 31, 2003 ($ 7,738 at December 31, 2002).


                                     - F15 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands


NOTE 5:- TRADE RECEIVABLES, NET
                                                             December 31
                                                     --------------------------
                                                          2003          2002
                                                     -------------  -----------

         Trade receivables                            $    1,691     $  1,653
         Less: allowance for doubtful accounts               156          909
                                                     -------------  -----------
                                                      $    1,535     $    744
                                                     =============  ===========

NOTE 6:- PREPAID EXPENSES AND OTHER ACCOUNTS
              RECEIVABLE

         Prepaid expenses                             $      249     $    563
         Government participation                            126          264
         Government authorities                              234          328
         Deposits with leasing companies                     167          452
         Other                                                96          428
                                                     -------------  -----------
                                                      $      872     $  2,035
                                                     =============  ===========

NOTE 7:- INVENTORIES

         Components                                   $    1,129     $  1,596
         Finished goods *)                                   352        2,490
                                                     -------------  -----------
                                                      $    1,481     $  4,086
                                                     =============  ===========

              *)     As of December 31, 2003 and 2002, $ 273 and $ 2,211,
                     respectively, in goods were delivered to customers' sites
                     and were not recognized as cost of sales since revenue
                     recognition criteria for the related sales have not been
                     met. The Company has title to the inventories at balance
                     sheet date.
              **)    Regarding inventory write-off - see Note 15.


NOTE 8:- EQUIPMENT

                                                             December 31
                                                     --------------------------
                                                          2003          2002
                                                     -------------  -----------

              Computers and related equipment         $   12,704     $  12,162
              Office furniture, equipment
                 and leasehold improvements                1,799         2,563
                                                     -------------  -----------
                                                          14,503        14,725
              Less - accumulated depreciation             13,007        12,250
                                                     -------------  -----------

              Depreciated cost                        $    1,496     $   2,475
                                                     =============  ============


              More than 90% of the equipment is located in Israel.

              Regarding impairment of equipment - see Note 15.


                                     - F16 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands


NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                             December 31
                                                     --------------------------
                                                          2003          2002
                                                     -------------  -----------

         Employees and payroll accruals               $   1,065      $   ,459
         Accrued expenses                                 1,211           956
         Accrued restructuring expenses                     157         1,090
         Accrued vacation pay                               744           782
         Income taxes                                       591           890
         Other                                              303           819
                                                     -------------  -----------
                                                      $   4,071      $  5,996
                                                     =============  ============


NOTE 10:- COMMITMENTS AND CONTINGENCIES

          a. In connection with its research and development activities through December 31, 2003, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel ("OCS") in the total amount of approximately $ 9.7 thousand. In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3% - 3.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, 100% plus interest at LIBOR). The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

              The Company's total contingent liability for royalties payable to the OCS with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $ 6.7 thousand as of December 31, 2003.

              Royalties accrued as of December 31, 2003, 2002 and 2001 were $ 194, $ 163 and $ 360, respectively.

              The Company has no future commitments for royalties in respect of other participations received.

         b. Certain allegations, mainly for patent infringement and breach of contract have been made against VocalTec Ltd. or its U.S. subsidiary. These allegations have not resulted in any action brought against the Company.


                                     - F17 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands, except share and per share data



NOTE 10:- COMMITMENTS AND CONTINGENCIES (Cont.)

          c. The Company's facilities in Israel and in the United States are rented under operating leases with periods ending January 2005 for facilities in Israel and February 2006 for facilities in the United States (some with renewal options). Rent expense amounted to $ 806, $ 964 and $ 1,390 for the years ended December 31, 2003, 2002 and 2001, respectively. Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows as of December 31,:

                      2004                    $    1,011
                      2005                           193
                      2006                            19
                                            ----------------
                                              $    1,223
                                            ================


NOTE 11:- SHARE CAPITAL

          a.  General

              Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends if declared.

         b.   Stock Options

              Through December 31, 2003, the Company has granted options to purchase Ordinary shares to key employees, officers, directors and consultants of the Company as an incentive to attract and retain qualified persons.

              In 1998, 1999, 2000 and 2001, the Company adopted stock option and incentive plans ("the Option Plans") which provide for the grant by the Company of options to purchase up to an aggregate of 1,000,000, 1,000,000, 1,000,000 and 1,000,000 Ordinary Shares,
              respectively, to officers, directors, key employees, or consultants of the Company or any of its subsidiaries. The plans will expire 10 years after their adoption unless terminated earlier by the Board of Directors. The exercise price of stock options issued under the Option Plans will be no less than 95% of the fair market value of the Ordinary shares as of the date of grant. Options generally vest over a period of four years from the date of the grant. As of December 31, 2003, 2,337,626, share options are still available for future grant under the plans described above. Options, which are cancelled or forfeited before expiration, become available for future grants.

              In July 2001, the Company initiated a voluntary stock option exchange program for its employees. Under the program, employees of the Company and its subsidiaries who have been granted options under the Company's Stock Option Plans, were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an amount of new options equal to 80% of the options cancelled, to be granted at a future date not less than six months and one day from the cancellation of the options. Pursuant to the terms of the Company's stock option plans, 922,387 options were cancelled under this program.


                                     - F18 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands, except share and per share data


NOTE 11:-  SHARE CAPITAL (Cont.)

              In February 2002, as part of the option exchange program, 891,310 new options were granted to employees. The exercise price of these new options approximated the fair market value of the Company's Ordinary shares as reported by NASDAQ on the date of grant. The vesting period is over 2.5 years. The above grant is being accounted for as a fixed plan award in accordance with FIN No. 44.

              In 2003, the Board of Directors of the Company terminated the 2001 Stock Option Plan and replaced it with a new stock option plan for the grant of options, whereby the existing 1,000,000 Ordinary Shares shall be reserved under the 2003 Master Stock Option Plan ("2003 Plan"). The 2003 Plan complies with the Israeli tax reforms. All options are held in trust until the later of 24 months following the year in which the options were granted, or the vesting period of the options.

              A summary of the Company's share option activity under the plans is as follows:

                                                          Year ended December 31,
                                 -------------------------------------------------------------------------
                                         2003                        2002                    2001
                                 ----------------------   -----------------------  -----------------------
                                              Weighted                  Weighted                 Weighted
                                              average                   average                   average
                                  Amount of   exercise     Amount of    exercise    Amount of    exercise
                                   options     price        options      price       options      price
                                 ------------ ---------   -----------   ---------  ------------  ---------
              Outstanding -
                beginning of
                year              $2,593,283   $ 4.08      2,043,577      $ 7.01     3,069,143     $ 10.19
               Granted               466,650   $ 2.29      1,610,880      $ 1.61       795,650     $  4.37
               Exercised            (318,241)  $ 1.70              -      $ -                -     $     -
               Forfeited            (287,186)  $ 5.39     (1,061,174)     $ 5.82    (1,821,266)    $ 10.67
                                 ------------             -----------              ------------
               Outstanding -
                 end of
                 the year          2,454,506   $ 3.72      2,593,283      $ 4.08     2,043,577     $  7.01
                                 ============  ========   ===========   =========  ============  ==========
               Options
                 exercisable
                 at the end
                 of the year       1,540,629   $ 4.47      1,364,509      $ 5.34     1,131,720     $ 7.32
                                 ============  ========   ===========   =========  ============  ==========



              The weighted average fair values of the options granted as of December 31, 2003, 2002 and 2001, was $ 1.63, $ 1.13 and $ 1.83,
              respectively. All options were granted at fair value.


                                     - F19 -

                               VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. dollars in thousands, except share and per share data



NOTE 11:- SHARE CAPITAL (Cont.)

              The following table summarizes information about options outstanding and exercisable at December 31, 2003:


                                               Options outstanding                          Options exercisable
                               ---------------------------------------------------   -----------------------------
                                                    Weighted-                                          Weighted
                                    Amount           average          Weighted-          Amount        outstanding
                Range of         outstanding at     remaining          average             at          average
                exercise         December 31,       contractual        exercise        December 31,    exercise
                prices               2003             life             prices             2003         prices
             ----------------    --------------    -------------     -----------     -------------     -----------
                     $                                (years)              $                               $
             ----------------                                        -----------                       -----------

                   0.0006              7,500             1.92            0.0006             7,500          0.0006
                 0.57-0.60           259,000             8.81            0.57             235,000          0.57
                 1.11-1.18           207,062             9.36            1.17               8,250          1.13
                 1.50-1.58            61,278             7.59            1.52              42,462          1.52
                 1.82-1.92           608,928             8.12            1.85             361,676          1.85
                 2.92-3.15           281,900             9.80            3.02                   -             -
                 3.56-3.75           252,500             7.32            3.64             135,305          3.62
                 3.95-4.88           287,710             2.24            4.01             279,585          4.01
                 5.95-6.65            22,659             3.53            6.65              22,659          6.65
                 6.76-7.12            17,450             5.05            6.92              15,111          6.93
                 7.13-7.50           209,500             4.51            7.46             209,500          7.46
                 7.69-8.63            49,800             6.76            8.19              40,306          8.19
                 8.96-9.43            53,069             5.65            9.06              53,069          9.06
                10.45-11.00            6,500             5.34            10.75              6,500         10.75
               11.50-11.83 *)         48,000             5.72            11.69             48,000         11.69
                12.83-14.00           36,650             5.97            13.33             36,650         13.33
                15.20-16.15           20,000             6.02            16.00             18,750         16.00
                   17.25              25,000             6.71            17.25             20,306         17.25
                                 --------------                                         ------------

                                   2,454,506             7.11            3.72           1,540,629          4.47
                                 ==============    =============    =============       =============  ===========


       *) Includes 28,000 options granted to consultants in 1999 for whom compensation in the amount of $ 177 was calculated based on the fair value of the options using the Black-Scholes option-pricing model. The compensation cost charged to operations for the year ended December 31, 2003 amounted to $ 0 (2002 - $ 38, 2001 - $ 59).


                                     - F20 -

                              VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
U.S. dollars in thousands, except share and per share data


NOTE 12 - GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

         The Company manages its business on a basis of one reportable segment (see Note 18 for discontinued operations of previously reported Surf & Call segment). The Company follows Statement of Financial Accounting Standards No. 131, "Disclosure about Segment of an Enterprise and Related Information".


                                                                                      Year ended December 31,
                                                                       --------------------------------------------------
                                                                            2003             2002              2001
                                                                       -------------    --------------    --------------
               Sales classified by geographic areas based on
                 end-customer location:
                 Germany                                                $  9,780         $   3,797       $     2,173
                 Europe (excluding Germany)                                2,182             3,649             7,169
                 North America (principally United States)                   643             1,612             9,471
                 India                                                     4,134             3,630                93
                 Far East (excluding India)                                1,732             2,419             6,568
                 Other                                                       215               481             1,544
                                                                        ---------        -----------     ------------
                                                                        $ 18,686         $  15,588       $    27,018
                                                                        =========        ===========     ============

               Sales to a single customer exceeding 10%:
                                                                            %                 %                %
                                                                       --------------    ------------    -------------

               Customer A  **)                                            52                24                (*)
               Customer B                                                 22                23                 -
               Customer C  **)                                             -                (*)               26

              *)     Less than 10%
              **)    Related parties (Customer A - shareholder; Customer C - investee until March 2002)


NOTE 13 -  COST OF SALES


                                                                                      Year ended December 31,
                                                                         --------------------------------------------------
                                                                              2003              2002              2001
                                                                         --------------    --------------    --------------

               Cost of sales include royalties to the Government of
                 Israel                                                    $       545       $       444       $       834
                                                                         ==============    ==============    ==============


NOTE 14:-  RESEARCH AND DEVELOPMENT, NET

               Research and development expenses                           $     5,940       $     7,985       $    10,458
               Less - participations by the Government of Israel:
                 Royalty bearing participation                                   1,619             1,701             2,457
                 Other participation                                               189               146               159
                                                                         --------------    --------------    --------------
                                                                           $     4,132       $     6,138       $     7,842
                                                                         ==============    ==============    ==============



                                    - F21 -

                              VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
U.S. dollars in thousands


NOTE 15:-  RESTRUCTURING COSTS

           In April 2001, June 2001 and September 2002, the Board of Directors approved cost reduction plans. The cost reduction plans were accounted for in accordance with Staff Accounting Bulletin 100, "Restructuring and Impairment Charges" and Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain Costs in a Restructuring"). The 2001 plan provided for the termination of 129 employees from the following departments: 46 from research and development; 58 from marketing, sales and customer service, and 25 from administration. In respect of the above plans, the Company recorded restructuring costs of $ 3,514 ($ 320 of the restructuring costs were reclassified to discontinued operations as the costs relate to the Surf & Call segment which was discontinued in 2002 - see Note 18). This charge includes an inventory write off in the amount of $ 1,441 (included in cost of sales). Components of the restructuring charge for the year ended December 31, 2001, were as follows:


                                                                                         Year ended
                                                                                     December 31, 2001
                                                                                    --------------------

               Employee terminations                                                  $      1,472
               Other exit costs (mainly facility costs)                                        601
                                                                                    --------------------

                                                                                             2,073
               Less - costs reclassified to discontinued operations                            320
                                                                                    --------------------

                                                                                      $      1,753
                                                                                    ====================


           As of December 31, 2003, no accrued liability remains with respect to the 2001 restructuring charge.

           In September 2002, the Board of Directors approved a cost reduction plan. As a result of the cost reduction plan, 68 employees were terminated from the following departments: 24 from research and development; 28 from marketing, sales and customer service; and 16 from administration. The Company recorded restructuring costs of $ 3,277 as follows:


                                                                                         Year ended
                                                                                        December 31,
                                                                                            2002
                                                                                    --------------------

               Restructuring charge                                                   $      2,703
               Write-off of inventory (included in cost of sales)                              574
                                                                                    --------------------

                                                                                      $      3,277
                                                                                    ====================



                                    - F22 -

                              VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
U.S. dollars in thousands


NOTE 15:-  RESTRUCTURING COSTS (Cont.)

           Components of the restructuring charge for the year ended December 31, 2002, amounts paid during the period and the remaining accrued liability as of December 31, 2002, are as follows:


                                                                       Restructuring                           Accrued
                                                                          charge             Payments         liability
                                                                     -----------------    --------------    --------------

               Employee terminations                                   $      1,302        $    1,302                 -
               Other exit costs (mainly facility costs of $ 820)              1,034               877               157
                                                                     -----------------    --------------    --------------
                                                                              2,336        $    2,179       $       157
                                                                                          ==============    ==============

               Write down of equipment (non-cash) (see Note 2i)                 367
                                                                     -----------------
                                                                      $       2,703
                                                                     =================


NOTE 16:-  OTHER INCOME, NET


                                                                                      Year ended December 31,
                                                                         --------------------------------------------------
                                                                              2003              2002              2001
                                                                         --------------    --------------    --------------

               Gain on sale of investment in ITXC *)                      $      -        $   10,313         $     941
               Provision for decline in value of investments in
                 private companies (see Note 2e)                                 -              (256)           (1,296)
               Legal proceedings and other                                      132              163             1,296
                                                                         -------------    -------------      -------------
                                                                          $     132       $    10,220        $     941
                                                                         =============    =============      =============


              *)     The Company, through its wholly-owned U.S. subsidiary, had an investment in ITXC Inc.
                     ("ITXC"). ITXC completed its initial public offering ("IPO") in October 1999 on NASDAQ in the U.S. In March 2000, ITXC completed a secondary offering on NASDAQ, in which the
                     Company sold 779,743 shares of ITXC in consideration for $61,217 and recorded a gain of
                     $60,744. In November 2001, the Company sold 180,000 shares of ITXC in consideration for
                     $1,049 and recorded a gain of $941. During 2002, the Company sold its remaining shares of ITXC (4,608,165 shares) in consideration for $ 13,106 and recorded a gain of $10,313.


NOTE 17:-  FINANCIAL INCOME, NET


                                                                                      Year ended December 31,
                                                                         --------------------------------------------------
                                                                              2003              2002              2001
                                                                         --------------    --------------    --------------
               Financial income (expenses):
                 Interest on cash equivalents and marketable
                   securities                                              $       168       $       440       $     1,462
                 Foreign currency translation adjustments, net                    (105)              (31)              410
                                                                         --------------    --------------    --------------

                                                                           $        63       $       409       $     1,872
                                                                         ==============    ==============    ==============



                                                    - F23 -

                              VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
U.S. dollars in thousands


NOTE 18:-  DISCONTINUED OPERATIONS


                                                                                      Year ended December 31,
                                                                         --------------------------------------------------
                                                                              2003              2002              2001
                                                                         --------------    --------------    --------------
               Gain (loss) from operations of discontinued segment:
                   Surf & Call                                             $        75       $      (588)      $    (4,563)
                   TrulyGlobal                                                       -                 -            (4,403)
                                                                         --------------    --------------    --------------
                                                                           $        75       $      (588)      $    (8,966)
                                                                         ==============    ==============    ==============
               Loss on disposal of segment:
                 Surf & Call                                               $         -       $    (1,786)      $         -
                 TrulyGlobal                                                         -                 -            (2,359)
                                                                         --------------    --------------    --------------
                                                                           $         -       $    (1,786)      $    (2,359)
                                                                         ==============    ==============    ==============



           a. In November 2001, the operations of TrulyGlobal Inc. ("TrulyGlobal"), a separate operating segment and wholly-owned subsidiary of the Company were merged into the operations of VocalTec Communications Inc., another wholly-owned subsidiary of the Company. The Company incurred shutdown costs of approximately $ 600 for termination and other expenses, plus an approximately $ 1,800 write-off of net equipment. No significant assets or liabilities of TrulyGlobal exist in the Company. The Company accounted for this transaction in accordance with Accounting Principles Board 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". There were no revenues from the TrulyGlobal segment for the years ended December 31, 2003, 2002 and 2001 , respectively.

           b. In March 2002, the Company's management approved the carve out of the Surf & Call segment into a separate entity. For this purpose, a new company was established and in May 2002, an agreement was signed between the Company and the newly established company. The Company transferred certain of its employees to the new company. Under the terms of the agreements, the Company contributed technology and equipment to the new company through a loan and unsecured promissory note in the amount of $ 1,300 and received voting rights in the new company of 19.9%. The new company may utilize the Company's software products at a market value of $ 1,000 without charge for a period of three years ($ 73 was utilized as of December 31, 2003). In addition, the Company will receive for no additional consideration a warrant to purchase Preferred shares that will present 30% of the share capital of the new company. In the event that the Company will have voting securities above 19.9%, these voting securities will be automatically converted to shares with no voting rights.

               The Company accounted for this transaction in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets". Accordingly, the Surf & Call segment was presented as discontinued operations since the operating and cash flows of the segment have been eliminated from the ongoing operations of the entity as a result of the carve out and the Company will not have any significant continuing involvement in the operations of the segment after the carve out.



                                    - F24 -

                              VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
U.S. dollars in thousands


NOTE 18:-  DISCONTINUED OPERATIONS (Cont.)

               Loss on disposal of Surf & Call includes shutdown costs of approximately $ 400 for termination and other expenses, plus an amount of approximately $ 1,300 as a write-off of the loans the Company provided to the new company upon establishment. The loans were written off due to management's estimation of uncollectibility.

               As a result of the disposal of the Surf & Call segment, the results of operations of the above segment were reported as discontinued operations in the statements of operations in all reported periods. The results of operations in prior periods have been reclassified. No significant assets or liabilities of Surf & Call exist as of December 31, 2003. Revenues from the Surf & Call segment amounted to $ 0, $ 0 and $ 1,395 for the years ended December 31, 2003, 2002 and 2001, respectively.

               In December 2003, the Company sold its holdings in Surf & Call to a third party in consideration for payment of all outstanding debt of Surf & Call, future payments in the event of licensing of the Surf & Call technology and a portion of the proceeds in the event of a sale of the technology to a third party.


NOTE 19:-  TAXES ON INCOME

           a. Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985,

               Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in Israel's CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

           b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969

               The Company is an "industrial company", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, is entitled to certain tax benefits, mainly the right to claim public issuance expenses and accelerated depreciation.


                                    - F25 -

                              VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
U.S. dollars in thousands


NOTE 19:-  TAXES ON INCOME (Cont.)

           c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959

               VocalTec Ltd.'s investment in equipment in the amount of approximately $1,065 has received "Approved Enterprise" status through the "Alternative Benefits" program, and, as such, is eligible for various benefits. The Company currently has two "Approved Enterprise" programs. These benefits include accelerated depreciation of equipment used in the investment program, as well as a full tax exemption on undistributed income for a period of two years and reduced tax rates for an additional period of up to eight years (depending on the percentage of foreign ownership in VocalTec Ltd.), commencing with the date on which taxable income is first earned. Income derived by VocalTec Ltd. from its approved enterprise, is to be exempt from tax for two years and will be liable to reduced rate of 25% for an additional period of up to eight years. The 25% rate may be reduced further, depending on the rate of foreign share ownership in the Company. Since VocalTec Ltd. has had no taxable income since inception, the benefits period has not yet commenced.

               The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier (year 2008). The entitlement to the above benefits is conditional upon VocalTec Ltd.'s fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and Vocaltec Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that Vocaltec Ltd. is meeting all of the aforementioned conditions.

               The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting Vocaltec Ltd. to taxes only upon the complete liquidation of Vocaltec Ltd. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of Vocaltec Ltd. they would be taxed at the corporate tax rate applicable to such profits as if Vocaltec Ltd. had not elected the alternative track of benefits, currently 25% for an "Approved Enterprise". As of December 31, 2003, the accumulated deficit of the Company does not include tax-exempt profits earned by Vocaltec Ltd.'s "Approved Enterprise".

               Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

               By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

           d. Final tax assessments for the tax years up to 1999 have been received and agreed upon with the Israeli tax authorities.




                                    - F26 -

                              VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
U.S. dollars in thousands


NOTE 19: TAXES ON INCOME (Cont.)

           e. VocalTec Ltd. has net operating loss carryforwards for tax purposes of approximately $ 88,000 as of December 31, 2003 which may be carried forward indefinitely. VocalTec Communications Inc., which is subject to U.S. income taxes, has a loss for tax purposes of approximately $ 4,500 as of December 31, 2003 (including TrulyGlobal Inc's losses for tax purposes, which merged during 2001 with VocalTec Inc.) Under certain conditions this loss can be carried against previous tax payments of VocalTec Communications Inc., or can be carried forward until 2023. A valuation allowance of the entire deferred tax asset in respect of the carryforward losses was recorded due to the uncertainty of the future tax realization. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be realized in the foreseeable future.

               Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

           f. In July 2002, Amendment 132 to the Israeli Income Tax Ordinance ("the Amendment") was approved by the Israeli parliament and is effective as of January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employment income.

               There are no material implications of the Amendment applicable to the Company except certain modifications in the qualified taxation tracks of employee stock options. As a result, in 2003, the Company entered into the 2003 option plan.

           g.  Taxes on income (tax benefit) is comprised as follows:


                                                                                   Year ended December 31,
                                                                  --------------------------------------------------
                                                                       2003              2002              2001
                                                                  --------------    --------------    --------------
               Foreign:
                 Current taxes                                      $        75       $     670       $     294
                 State taxes                                                 43             391               -
                 Taxes in respect of prior years                             13        *)(6,355)           (586)
                                                                  --------------    --------------    -------------
                                                                    $       131       $  (5,294)      $    (292)
                                                                  ==============    ==============    ==============


           *) $ 3,800 relates to a tax refund received in 2002 due to carry back of losses from 2001 against income from prior years. In addition, since the Company realized its entire investment in ITXC in 2002 (see Note 16), it reassessed its tax liability due to the change in circumstances and as a result decreased its tax liability by approximately $ 2,500.



                                    - F27 -

                              VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
U.S. dollars in thousands



NOTE 19:- TAXES ON INCOME (Cont.)

           h.  Deferred taxes on income:

               Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                                             December 31
                                                                                 -----------------------------------
                                                                                       2003              2002
                                                                                 ----------------  -----------------
                Deferred tax asset:
                  Reserves and allowances                                         $     550        $    1,400
                  Net operating loss carryforwards                                   33,480            26,100
                                                                                 ----------------  -----------------

                                                                                     34,030            27,500
                                                                                 ----------------  -----------------

                Net deferred tax asset before valuation allowance                    34,030            27,500
                Valuation allowance                                                 (34,030)          (27,500)
                                                                                 ----------------  -----------------
                Net deferred tax asset                                            $       -        $       -
                                                                                 ================  =================

               During 2003, the Company increased the allowance by $
               6,500 due to additional losses incurred and changes in reserves and allowances. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax asset will not be utilized in the foreseeable future.



                                    - F28 -

                              VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
U.S. dollars in thousands


NOTE 19:-  TAXES ON INCOME (Cont.)

           i. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations, is as follows:

                                                                                      Year ended December 31,
                                                                  --------------------------------------------------
                                                                         2003              2002              2001
                                                                  --------------    --------------    --------------
               Loss from continuing operations before taxes,
                 as reported in the consolidated statements of
                 operations                                        $    (7,939)      $   (11,075)      $   (20,750)
                                                                  ==============    ==============    ==============
               Statutory tax rate                                           36%               36%               36%
                                                                  ==============    ==============    ==============

               Theoretical tax expenses on the above amount at
                 the Israeli statutory tax rate                    $    (2,858)      $    (3,987)      $    (7,470)
               State taxes                                                  43               391                 -
               Tax adjustment in respect of different tax rate
                 for foreign subsidiary                                   (176)             (228)              167
               Deferred taxes on losses and other temporary
                 differences for which valuation allowance was
                 provided                                                2,828             5,961             6,691
               Tax benefit in respect of utilization of losses
                 for which valuation allowance was provided                  -            (2,052)                -
               Taxes in respect of prior years                              13            (6,355)             (586)
               Differences in basis of measurement for
                 financial reporting and tax return purposes               117                80               800
               Nondeductible expenses, exempt income and others            164               896               106
                                                                  --------------    --------------    --------------

               Actual tax expense (benefit)                        $       131       $    (5,294)      $      (292)
                                                                  ==============    ==============    ==============

           j. Loss from continuing operations before income taxes (tax benefit) is comprised as follows:

               Israel                                              $    (6,476)      $   (15,697)      $   (17,492)
               Foreign                                                  (1,463)            4,622            (3,258)
                                                                  --------------    --------------    --------------
                                                                   $    (7,939)      $   (11,075)      $   (20,750)
                                                                  ==============    ==============    ==============




                                    - F29 -

                              VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================
U.S. dollars in thousands


NOTE 20:-  OTHER COMPREHENSIVE INCOME (LOSS)


                                                                                      Year ended December 31,
                                                                         --------------------------------------------------
                                                                              2003              2002              2001
                                                                         --------------    --------------    --------------

               Unrealized gain (loss) on available-for-sale
                 securities during the period, net of taxes in
                 the amount of $ (620) and $ 765 in 2002 and 2001,
                 respectively                                              $         -       $      (930)      $     1,147
               Less - reclassification adjustment for gain included
                 in net income, net of taxes in the amount of $ 4,125
                 and $ 377 in 2002 and 2001, respectively                            -            (6,188)             (564)
                                                                         --------------    --------------    --------------
               Net unrealized gain (loss) on available-for-sale
                 marketable securities                                     $         -       $    (7,118)      $       583
                                                                         ==============    ==============    ==============


NOTE 21:-  RELATED PARTY BALANCES AND TRANSACTIONS

           See consolidated balance sheets, statement of operations and Note
           12.




                        - - - - - - - - - - - - - - - -



                                    - F30 -

SCHEDULE II



                                                                                                     Balance
                                            Balance at                     Changes                      at

                                                                                   Charged to
                                          beginning     Charged to      Written    Comprehensive    End of
                                          of period     P&L statement   off        income           period

Year Ended December 31, 2001
Allowance for sales returns               8748            -3672          0          0                5,076
Allowance for doubtful accounts           1122            698            257        0                2,077

Year Ended December 31, 2002
Allowance for sales returns               5076            3733           0          0                8,809
Allowance for doubtful accounts           2077            -517           -651       0                909

Year Ended December 31, 2003
Allowance for sales returns               8809            -7228          -39        0                1,542
Allowance for doubtful accounts           909             -217           -536       0                156
